FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Intention to Commence a Dutch Auction Tender Offer to
Repurchase up to US$800,000 of its Common Shares
at a Cash Purchase Price Not Greater than US$5.00 per Share,
Nor Less Than US$4.10 per Share

Vancouver, Canada, May 9, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that it intends to commence a modified "Dutch Auction" tender offer to repurchase up to US$800,000 of its common shares. The tender offer is expected to commence on or about May 18, 2012.

Under the terms of the proposed tender offer, Leading Brands shareholders will have the opportunity to tender some or all of their common shares at a price within the range of US$4.10 to US$5.00 per share (in increments of US$0.10) . Based on the number of shares tendered and the prices specified by the tendering shareholders, Leading Brands will determine the lowest per share price within the range that will enable it to buy US$800,000 in shares, or such lesser number of shares that are properly tendered. All shares accepted for payment will be paid the same price, regardless of whether a shareholder tendered such shares at a lower price within the range. At the minimum price of US$4.10 per share, Leading Brands would repurchase a maximum of 195,122 shares, which represents approximately 6% of Leading Brands’ currently outstanding common shares. If, based on the final purchase price determined in the tender offer, more than US$800,000 in value of common shares are properly tendered and not properly withdrawn, then Leading Brands will purchase shares tendered at or below the per share purchase price on a pro rata basis as will be specified in the offer to purchase. The closing price of Leading Brands’ common shares on Nasdaq on May 8, 2012 was US$3.55 per share.

The Company has been advised that no directors, executive officers, nor any entities associated with them, will be participating in the tender offer.

The tender offer will be funded through available cash. All shares purchased by Leading Brands in the tender offer will be cancelled. Leading Brands has determined to commence the tender offer in order to provide liquidity to shareholders by permitting them the opportunity to tender shares of Leading Brands common shares for cash in accordance with the terms of the offer to purchase that will be filed with the Securities and Exchange Commission.

The tender offer will not be contingent upon any minimum number of common shares being tendered. The tender offer will be subject to a number of other terms and conditions that will be specified in the offer to purchase that will be distributed to shareholders. None of Leading Brands, its Board of Directors, the information agent or the depositary for the tender offer will make any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF LEADING BRANDS, INC. COMMON SHARES. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT LEADING BRANDS INTENDS TO DISTRIBUTE TO ITS SHAREHOLDERS AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. SHAREHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT LEADING BRANDS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING THE INFORMATION AGENT (TO BE IDENTIFIED AT THE TIME THE OFFER IS MADE) FOR THE TENDER OFFER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TrueBlack™ Blackberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Better Ingredients | Better Brands™ ©2012

Leading Brands, Inc.

This news release is available at www.LBIX.com